As filed with the Securities and Exchange Commission on January 13, 2005

Registration No. 333-118699

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3/A

(Amendment No. 2)

REGISTRATION STATEMENT

Under
The Securities Act of 1933

United Therapeutics Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2836	52-1984749
(State or Other	(Primary Standard	(I.R.S. Employer
Jurisdiction of	Industrial	Identification Number)
Incorporation or	Classification Code
Organization)	Number)

1110 Spring Street
Silver Spring, MD 20910
(301) 608-9292
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Martine A. Rothblatt
Chairman and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910
(301) 608-9292
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Heather R. Badami, Esq.
Bryan Cave LLP
700 Thirteenth Street, N.W.
Suite 700
Washington, DC 20005
(202) 508-6000
Fax: (202)508-6200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [✓]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Proposed
Title of each class		Proposed maximum	maximum
of securities	Amount to be	offering price	aggregate offering	Amount of
to be registered	Registered (1)	per share (2)	price (2)	registration fee*
Common stock, par value $.01 per share (3)	591,832	$30.49	$18,044,958	$2,287

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of shares of common stock as may be required to prevent dilution resulting from stock splits, stock dividends or similar events.

(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales price for the Common Stock as reported on the Nasdaq National Market on August 30, 2004.

(3)	Pursuant to a Rights Agreement between the Registrant and The Bank of New York as Rights Agent, dated as of December 17, 2000, Preferred Stock Purchase Rights are attached to and trade with the common stock. Value attributed to such Preferred Stock Purchase Rights, if any, is reflected in the market price of the common stock.

*	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION

January 13, 2005

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

591,832 Shares of Common Stock

(par value, $.01 per share)

     The selling stockholders are offering to sell up to 591,832 shares of United Therapeutics’ common stock. United Therapeutics will not receive any of the proceeds from the sale of these shares by the selling stockholders.

     United Therapeutics’ common stock is traded on the Nasdaq National Market under the symbol “UTHR.” On January 12, 2005 the closing price of the common stock as reported on the Nasdaq National Market was $41.39 per share.

     BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN THE COMMON STOCK IN “RISK FACTORS” BEGINNING ON PAGE 2.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January   , 2005.

THE COMPANY

     United Therapeutics is a biotechnology company focused on the development and commercialization of unique therapeutics to treat chronic and life-threatening diseases. United Therapeutics is active in three therapeutic areas — cardiovascular medicine, infectious disease and oncology — with five therapeutic platforms:

•	Prostacyclin Analogs, which are stable synthetic forms of prostacyclin, an important molecule produced by the body that has powerful effects on blood-vessel health and function. United Therapeutics’ drug Remodulin® has been approved by the Food and Drug Administration (FDA) in the United States for the treatment of pulmonary arterial hypertension in patients with NYHA Class II-IV symptoms to diminish symptoms associated with exercise, and in other countries for similar use;

•	Immunotherapeutic Monoclonal Antibodies, which are antibodies that activate patients’ immune systems to treat cancer, including OvaRex® which is being developed for the treatment of metastatic ovarian cancer;

•	Glycobiology Antiviral Agents, which are a novel class of small molecules which may be effective as an oral therapy for hepatitis C and other infections;

•	Telemedicine, which involves portable digital devices that enable physicians to remotely monitor patients’ bodily measurements such as heart function, including the CardioPal® cardiac event recorder; and

•	Arginine Formulations, including the HeartBar® and other products, which deliver the amino acid arginine that is necessary for maintaining cardiovascular function.

     Most of United Therapeutics’ resources are focused on its prostacyclin analogs for the treatment of cardiovascular disease and immunotherapeutic monoclonal antibodies for the treatment of cancer. United Therapeutics’ other principal focus area is the development of glycobiology antiviral agents for the treatment of hepatitis and other diseases. United Therapeutics also devotes resources to the commercialization and further development of arginine supplementation therapy, especially in cardiovascular health, and of telecardiology, principally for the detection of cardiac arrythmias.

     United Therapeutics was incorporated in June 1996 under the name Lung Rx, Inc. The Company changed its name to United Therapeutics Corporation in December 1997. United Therapeutics’ principal office is located at 1110 Spring Street, Silver Spring, Maryland 20910, and its telephone number is (301) 608-9292. Information on United Therapeutics’ web sites is not a part of this prospectus.

RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in and incorporated by reference in this prospectus before deciding whether to invest in United Therapeutics’ common stock. If any of the following risks actually occur, United Therapeutics’ business, financial condition or operating results could be materially adversely affected. This could cause the market price of the common stock to decline, and you may lose part or all of your investment.

Risks Related to Our Business

Actual Revenue Run Rates, Consolidated Revenues And Net Income or Losses May Differ From United Therapeutics’ Projections.

     United Therapeutics has made public projections of its estimated Remodulin annual revenue run rate, a range of potential 2004 consolidated revenues and achieving profitability in 2004. These projections were based on numerous factors and assumptions taken into consideration at the time the estimates were made. Those factors and assumptions are inherently subject to a degree of uncertainty. As a result, the actual revenues and net income or losses may be greater or less than projected. Even small differences in the factors and assumptions can lead to significant changes in United Therapeutics’ stock price. United Therapeutics achieved net income of approximately $8.6 million for the nine months ended September 30, 2004. Prior to 2004, United Therapeutics incurred net losses of approximately $10.0 million in 2003, $23.7 million in 2002 and $37.3 million in 2001.

     Factors that could affect the accuracy of United Therapeutics’ expectations of revenue run rates, consolidated revenues, and profitability include the following:

•	Retention and growth of patients treated with Remodulin;

•	Remodulin side effects, including impact of infusion site pain and reaction;

•	Changes in the current pricing and dosing of Remodulin;

•	Willingness of private insurance companies, Medicare and Medicaid to reimburse Remodulin at current pricing levels;

•	Impacts of new legislation and regulations and changes to the Medicare and Medicaid programs;

•	Continued regulatory approval of Remodulin in the United States and other countries;

•	Additional regulatory approvals in other countries for Remodulin;

•	Diligent and timely completion, as well as the outcome of the Phase IV post-marketing study of Remodulin;

•	Impact of other approved and investigational competitive products;

•	Continued performance by current Remodulin distributors under existing agreements;

•	Size, scope and outcome of development efforts for existing and additional products;

•	Future milestone and royalty payments;

•	Cost, timing and outcomes of regulatory reviews;

•	Rate of technological advances;

•	Status of competitive products;

•	Defending and enforcing intellectual property rights;

•	Development of manufacturing resources or the establishment, continuation or termination of third-party manufacturing arrangements;

•	Establishment, continuation or termination of third-party clinical trial arrangements;

•	Development of sales and marketing resources or the establishment, continuation or termination of third-party sales and marketing arrangements;

•	Recovery of goodwill, intangible assets and investments in affiliates;

•	Collection of accounts receivable and realization of inventories;

•	Unforeseen expenses;

•	Actual growth in sales of telemedicine and arginine products;

•	Actual expenses incurred in future periods; and

•	Establishment of additional strategic acquisitions or licensing arrangements.

If Third-Party Payers Will Not Reimburse Patients For United Therapeutics’ Drug Products Or If Third-Party Payers Limit the Amount of Reimbursement, Sales Will Suffer.

     United Therapeutics’ commercial success depends heavily on third-party payers, such as Medicare, Medicaid and private insurance companies, agreeing to reimburse patients for the costs of United Therapeutics’ pharmaceutical products. Third-party payers frequently challenge the pricing of new and expensive drugs. Remodulin and the associated infusion pump and supplies are very expensive. United Therapeutics believes its investigational products, if approved, will also be very expensive. Presently, most third-party payers, including Medicare and Medicaid, reimburse patients for the cost of Remodulin therapy. In the past, Medicare has not reimbursed the full cost of the therapy for some patients. Third-party payers may not approve United Therapeutics’ new products for reimbursement or continue to approve Remodulin for reimbursement. If third-party payers do not approve a United Therapeutics’ product for reimbursement or limit the amount of reimbursement, sales will suffer, as patients will opt for a competing product that is approved for reimbursement.

United Therapeutics Has A History Of Losses And May Not Continue To Be Profitable.

     Although United Therapeutics was profitable for the three month periods ended June 30, 2004 and September 30, 2004, it lost money from the date of its inception in 1996 through March 31, 2004. At September 30, 2004, United Therapeutics’ accumulated deficit was approximately $187.2 million. United Therapeutics had net losses of approximately $1.8 million for the three months ended March 31, 2004, and $10.0 million, $23.7 million and $37.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. United Therapeutics may incur additional losses and may not stay a profitable company. United Therapeutics expects its quarterly and annual operating results to fluctuate, depending primarily on the following factors:

•	Extent and timing of sales of Remodulin to distributors;

•	Level of patient demand for Remodulin and other products;

•	Levels of research and development, selling, general and administrative expenses;

•	Timing of payments to licensors and corporate partners; and

•	Establishment of additional strategic acquisitions or licensing arrangements.

     Most of United Therapeutics’ pharmaceutical products are in clinical studies. United Therapeutics might not maintain or obtain regulatory approvals for its pharmaceutical products and may not be able to sell its pharmaceutical products commercially. Even if United Therapeutics sells its products, United Therapeutics may not be profitable and may not be able to sustain any profitability it achieves.

United Therapeutics Relies On Third Parties To Develop, Market, Distribute And Sell Most of Its Products And Those Third Parties May Not Perform.

     United Therapeutics is currently marketing products in three of its five therapeutic platforms: Remodulin in the prostacyclin analog platform, the HeartBar and other product lines in the arginine formulations platform, and CardioPAL cardiac event monitors and Holter monitors in the telemedicine platform. United Therapeutics does not have the ability to independently conduct clinical studies, obtain regulatory approvals, market, distribute or sell most of its products and intends to rely substantially on experienced third parties to perform all of those functions. United Therapeutics may not locate acceptable contractors or enter into favorable agreements with them. If third parties do not successfully carry out their contractual duties or meet expected deadlines, United Therapeutics will be unable to obtain marketing approvals and will be unable to sell its products. Medtronic MiniMed is United Therapeutics’ exclusive partner for the subcutaneous delivery of Remodulin using the MiniMed microinfusion device for pulmonary arterial hypertension. United Therapeutics is relying on Medtronic MiniMed’s experience, expertise and performance. Similarly, United Therapeutics is relying on Accredo Therapeutics, Inc., Priority Healthcare Corporation and Caremark, Inc. to market, distribute, and sell Remodulin in the United States. If United Therapeutics’ partners and contractors do not achieve acceptable profit margins, they may not continue to distribute United Therapeutics’ products. If United Therapeutics’ partners in the United States and internationally are unsuccessful in their efforts, United Therapeutics’ revenues will suffer.

If United Therapeutics Cannot Maintain Regulatory Approvals For Its Products, It Cannot Sell Those Products And Its Revenues Will Suffer.

     The process of obtaining and maintaining regulatory approvals for new drugs is lengthy, expensive and uncertain. The manufacturing, distribution, advertising and marketing of these products are subject to extensive regulation. Any new product approvals United Therapeutics receives in the future could include significant restrictions on the use or marketing of the product. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. The FDA has approved Remodulin for the treatment of pulmonary arterial hypertension in patients with NYHA Class II-IV symptoms to diminish symptoms associated with exercise. This approval is subject to United Therapeutics’ agreement to perform a post-marketing Phase IV clinical study to further assess the clinical benefits of Remodulin. Continued FDA approval of Remodulin is subject to the diligent and timely completion of that trial, as well as its outcome. The Phase IV clinical trial was required to be 50 percent enrolled by June 2004 and must be fully enrolled by June 2005. The final study report is required to be submitted in December 2005. To date, United Therapeutics has only enrolled 14 patients in this 39-patient Phase IV trial of Remodulin. We are not currently enrolling the Phase IV trial within the time frame specified by the FDA, and therefore are at risk of the FDA instituting a hearing to withdraw marketing approval for Remodulin.

     United Therapeutics relies heavily on sales of Remodulin. During the nine months ended September 30, 2004, sales of Remodulin accounted for 89% of United Therapeutics’ total revenues. If approvals are withdrawn for a product, United Therapeutics cannot sell that product and its revenues will suffer. In addition, if product approvals are withdrawn, governmental authorities could seize United Therapeutics’ products or force United Therapeutics to recall its products. Finally, United Therapeutics and its officers and directors could be subject to civil and criminal penalties for failure to comply with these regulatory requirements.

United Therapeutics’ Products May Not Be Commercially Successful Because Physicians And Patients May Not Accept Them.

     Even if regulatory authorities approve United Therapeutics’ products, these products may not be commercially successful. United Therapeutics expects that most of its products, including Remodulin, which is already approved by the FDA, will be very expensive. Patient acceptance of and demand for United Therapeutics’ products will depend largely on the following factors:

•	Acceptance by physicians and patients of United Therapeutics’ products as safe and effective therapies;

•	Willingness to reimburse and the level of reimbursement of drug and treatment costs by third-party payers such as Medicare, Medicaid and private insurance companies;

•	Pricing of alternative products;

•	Convenience and ease of administration of United Therapeutics’ products; and

•	Prevalence and severity of side effects associated with United Therapeutics’ products, including infusion site pain and reaction associated with use of subcutaneous Remodulin and the potential for infections associated with intravenous Remodulin.

United Therapeutics May Not Successfully Compete With Established Drug Companies.

     United Therapeutics competes with established drug companies during product development for, among other things, funding, access to licenses, expertise, personnel and third-party collaborators. United Therapeutics will also compete with these companies following approval of its products. Almost all of these competitors have substantially greater financial, marketing, sales, distribution and technical resources, and more experience in research and development, clinical trials and regulatory matters, than United Therapeutics.

     United Therapeutics is aware of existing treatments that compete with its products. For the treatment of pulmonary arterial hypertension, approved products that compete with Remodulin include the intravenous prostacyclin, Flolan, marketed by GlaxoSmithkline PLC, Tracleer, an oral endothelin antagonist marketed by Actelion, Ltd. and the inhaled prostacyclin, Ventavis®, marketed by CoTherix, Inc. Products that are being developed that may also compete with Remodulin include sitaxsentan being developed by Encysive Pharmaceuticals, Inc., and ambrisentan, being developed by Myogen, Inc. Sildenafil, being developed by Pfizer, Inc., is currently approved for the treatment of a disease other than pulmonary arterial hypertension but has recently been shown to be effective for primary arterial hypertension. Many companies are marketing and developing products containing arginine which will compete with the HeartBar product line. Cardiac Holter and event monitoring services and systems are provided by many local and regional competitors and a few national competitors. A number of drug companies are pursuing treatments for ovarian and other cancers and hepatitis that will compete with products in United Therapeutics’ immunotherapeutic monoclonal antibody platform and glycobiology antiviral agents platform.

United Therapeutics Has Limited Experience With Manufacturing And Depends On Third Parties, Who May Not Perform, To Synthesize And Manufacture Many Of Its Products.

     Prior to the acquisition of SynQuest, Inc., a company that manufactured treprostinil, the bulk active ingredient in Remodulin, United Therapeutics had no experience with manufacturing. Presently, treprostinil is manufactured only by United Therapeutics. United Therapeutics relies on third parties for the manufacture of all its products other than treprostinil. United Therapeutics relies on Baxter Healthcare Corporation for the formulation of Remodulin. United Therapeutics relies on Cardinal Health to test the purity of each batch of Remodulin and other products that United Therapeutics is developing. United Therapeutics relies on Nellson Nutraceutical and Garden State Nutritionals to manufacture its arginine products. United Therapeutics relies on other manufacturers to make its telemedicine products and investigational drugs for use in trials. Although there are a limited number of companies that could replace each of these suppliers, management believes that other suppliers could provide similar services and materials. A change in suppliers, however, could cause a delay in distribution of Remodulin and other products, and in the conduct of clinical trials and commercial launch, which would adversely affect United Therapeutics’ research and development efforts and future sales efforts. United Therapeutics’ manufacturing strategy presents the following risks:

•	The manufacturing processes for some of United Therapeutics’ products have not been tested in quantities needed for commercial sales;

•	Delays in scale-up to commercial quantities could delay clinical studies, regulatory submissions and commercialization of United Therapeutics’ products;

•	A long lead time is needed to manufacture Remodulin, and the manufacturing process is complex;

•	United Therapeutics and manufacturers of United Therapeutics’ products are subject to the FDA’s good manufacturing practices regulations and similar foreign standards, and although United Therapeutics controls compliance issues with respect to synthesis and manufacturing conducted internally, United Therapeutics does not have control over compliance with these regulations by its third-party manufacturers;

•	If United Therapeutics has to change to another manufacturing contractor or abandon its captive manufacturing operations, FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturer would have to be educated in the processes necessary for the production of the affected product;

•	United Therapeutics will not be able to develop or commercialize its products, other than Remodulin, as planned or at all and will have to rely solely on internal manufacturing capacity;

•	United Therapeutics may not be able to successfully manufacture trepostinil or Remodulin without a third party manufacturer; and

•	United Therapeutics may not have intellectual property rights, or may have to share intellectual property rights, to many improvements in the manufacturing processes or new manufacturing processes for its products.

     Any of these factors could delay clinical studies or commercialization of United Therapeutics’ products, entail higher costs and result in United Therapeutics being unable to effectively sell its products.

If United Therapeutics’ Products Fail In Clinical Studies, United Therapeutics Will Not Be Able To Obtain FDA And Foreign Approvals And Will Not Be Able To Sell Those Products.

     In order to sell its pharmaceutical products, United Therapeutics must receive regulatory approvals. To obtain those approvals, United Therapeutics must conduct clinical studies demonstrating that the drug and the delivery mechanism for the drug are safe and effective. If United Therapeutics cannot obtain approval from the United States Food and Drug Administration for a product, that product cannot be sold, and United Therapeutics’ revenues will suffer.

     On May 21, 2002, the FDA approved Remodulin (treprostinil sodium) Injection for the treatment of pulmonary arterial hypertension in patients with NYHA Class II-IV symptoms to diminish symptoms associated with exercise. United Therapeutics agreed to perform a post-marketing Phase IV clinical study to further assess the clinical benefits of Remodulin. Continued FDA approval of Remodulin is subject to the diligent and timely completion of that trial, as well as its outcome. The Phase IV clinical trial was required to be 50 percent enrolled by June 2004 and must be fully enrolled by June 2005. The final study report is required to be submitted in December 2005. To date, United Therapeutics has only enrolled 14 patients in this 39-patient Phase IV trial of Remodulin. We are not currently enrolling the Phase IV trial within the time frame specified by the FDA, and therefore are at risk of the FDA instituting a hearing to withdraw marketing approval for Remodulin.

     Additionally, United Therapeutics has initiated a Phase II clinical study of Remodulin in critical limb ischemia and Phase I studies of an oral formulation of Remodulin. The lead glycobiology antiviral agent, UT-231B, recently completed a Phase II, proof-of-concept study. In that trial, UT-231B did not demonstrate efficacy against hepititis C in a population of patients that previously failed conventional treatments. United Therapeutics is also currently conducting two Phase III pivotal studies of OvaRex for the treatment of metastatic ovarian cancer. United Therapeutics is still completing or planning pre-clinical studies for its other products. United Therapeutics’ ongoing and planned clinical studies might be delayed or halted for various reasons, including:

•	The drug is not effective, or physicians think that the drug is not effective;

•	Patients do not enroll in the studies at the rate United Therapeutics expects;

•	Patients experience severe side effects during treatment, including site pain with the use of subcutaneous Remodulin and the potential for infection associated with intervenous Remodulin;

•	Other investigational or approved therapies are viewed as more effective by physicians;

•	Patients die during the clinical study because their disease is too advanced or because they experience medical problems that are not related to the drug being studied;

•	Drug supplies are not available or suitable for use in the studies; and

•	The results of preclinical testing cause delays in clinical trials.

     In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process. The FDA and foreign regulatory authorities may not agree that United Therapeutics has demonstrated that its products are safe and effective.

Discoveries Or Developments Of New Technologies By Others May Make United Therapeutics’ Products Obsolete or Could Result in Less Use.

     Other companies may conduct research, make discoveries or introduce new products that render all or some of United Therapeutics’ technologies and products obsolete or not commercially viable. Researchers are continually making new discoveries that may lead to new technologies to treat the diseases for which United Therapeutics’ products are intended. In addition, alternative approaches to treating chronic diseases, such as gene therapy, may make United Therapeutics’ products obsolete or noncompetitive. One therapy approved in the United States in 2001 is Tracleer, an oral endothelin antagonist developed by Actelion, Ltd. which competes with Remodulin. More recently, in 2004, Ventavis, an inhaled prostacyclin developed by CoTherix, Inc., was approved in the United States. Ventavis will also compete with Remodulin. United Therapeutics is aware that other endothelin antagonists are being developed, such as sitaxsentan by Encysive Pharmaceuticals, Inc. and ambrisentan by Myogen, Inc. United Therapeutics is also aware that sildenafil (commercially known as Viagra), developed by Pfizer, Inc., has been studied for use in pulmonary hypertension and was shown to be effective. Sildenafil is currently approved for the treatment of another disease.

     Other approved or investigational therapies for pulmonary hypertension could be used in combination with Remodulin. If this happens, doctors may reduce the dose of Remodulin given to their patients. This could result in less Remodulin being used by such patients and, hence, reduced sales of Remodulin.

If The Licenses, Assignments and Alliance Agreements United Therapeutics Depends On Are Breached Or Terminated, United Therapeutics Would Lose Its Right To Develop And Sell The Products Covered By The Licenses, Assignments And Alliance Agreements.

     United Therapeutics’ business depends upon the acquisition, assignment and license of drugs and other products which have been discovered and initially developed by others, including Remodulin, all of the products in the immunotherapeutic monoclonal antibody platform, all of the products in the glycobiology antiviral agents platform, and the HeartBar line of products. Under its product license agreements, United Therapeutics retains ownership of the intellectual property subject to the terms of each license agreement, whereas assignment agreements transfer all right, title and ownership of the intellectual property to United Therapeutics, subject to the terms of each assignment agreement. In addition, United Therapeutics has obtained and will be required to obtain licenses to other third-party technology to conduct its business, including licenses for its products and an alliance agreement for the use of the Medtronic MiniMed microinfusion device for the administration of Remodulin. This dependence has the following risks:

•	United Therapeutics may not be able to obtain future licenses, assignments and agreements at a reasonable cost or at all;

•	If any of United Therapeutics’ licenses or assignments are terminated, United Therapeutics will lose its rights to develop and market some or all of its products;

•	The licenses and assignments that United Therapeutics holds generally provide for termination by the licensor or assignor in the event United Therapeutics breaches the license or assignment agreement, including failing to pay royalties and other fees on a timely basis;

•	In the event that GlaxoSmithkline (formerly Glaxo Wellcome) or Pfizer (formerly Pharmacia) terminate their assignment agreements, United Therapeutics will have no further rights to utilize the assigned patents or trade secrets to develop and commercialize Remodulin. In the nine months ended September 30, 2004, sales of Remodulin accounted for approximately 89% of United Therapeutics’ revenues. GlaxoSmithkline or Pfizer could seek to terminate the assignment in the event that United Therapeutics failed to pay royalties based on sales of Remodulin; and

•	If licensors fail to maintain the intellectual property licensed or assigned to United Therapeutics as required by most of United Therapeutics’ license and assignment agreements, United Therapeutics may lose its rights to develop and market some or all of its products and may be forced to incur substantial additional costs to maintain the intellectual property itself or force the licensor or assignor to do so.

If United Therapeutics’ Patent And Other Intellectual Property Protection Is Inadequate, United Therapeutics’ Sales And Profits Could Suffer Or Competitors Could Force United Therapeutics’ Products Completely Out Of The Market.

     The United States patent for the method of treating pulmonary hypertension with Remodulin expires in 2009. The patent for OvaRex and its method of use are the subject of a combination of issued patents and pending applications in the United States and around the world. The issued patents have expiration dates ranging from 2017 to 2018. United Therapeutics may not be able to extend these or any other patents. Competitors may develop products based on the same active ingredients as United Therapeutics’ products, including Remodulin, and market those products after the patents expire, or may design around United Therapeutics’ existing patents. If this happens, United Therapeutics’ sales would suffer and United Therapeutics’ profits could be severely impacted.

     Patents may be issued to others which prevent the manufacture or sale of United Therapeutics’ products. United Therapeutics may have to license those patents and pay significant fees or royalties to the owners of the patents in order to keep marketing its products. This would cause profits on sales to suffer.

     United Therapeutics has been granted a patent in the United States for the synthesis of Remodulin, but patent applications, which have been or may be filed by United Therapeutics, may not be issued. The scope of any patent issued may not be sufficient to protect United Therapeutics’ technology. The laws of foreign jurisdictions in which United Therapeutics intends to sell its products may not protect United Therapeutics’ rights to the same extent as the laws of the United States.

     In addition to patent protection, United Therapeutics also relies on trade secrets, proprietary know-how and technology advances. United Therapeutics enters into confidentiality agreements with its employees and others, but these agreements may not be effective in protecting United Therapeutics’ proprietary information. Others may independently develop substantially equivalent proprietary information or obtain access to United Therapeutics’ know-how.

     Litigation, which is very expensive, may be necessary to enforce or defend United Therapeutics’ patents or proprietary rights and may not end favorably for United Therapeutics. United Therapeutics is currently a party to pending litigation initiated by United Therapeutics against other parties believed to have violated United Therapeutics’ patents related to its arginine products line. If the litigation is unsuccessful or if the patents are invalidated or canceled, United Therapeutics may have to write off the related intangible assets and such event could significantly reduce United Therapeutics’ earnings. Any of United Therapeutics’ licenses, patents or other intellectual property may be challenged, invalidated, canceled, infringed or circumvented and may not provide any competitive advantage to United Therapeutics.

If United Therapeutics’ Highly Qualified Management And Technical Personnel Leave United Therapeutics, Its Business May Suffer.

     United Therapeutics is dependent on its current management, particularly its founder and Chief Executive Officer, Martine Rothblatt, Ph.D., its President and Chief Operating Officer, Dr. Roger Jeffs, Ph.D., its Executive Vice President for Business Development and Chief Financial Officer, Fred Hadeed, and its Executive Vice President for Strategic Planning, General Counsel and Corporate Secretary, Paul Mahon, all of whom are employed pursuant to multi-year employment agreements. United Therapeutics does not maintain key person life insurance on these officers. United Therapeutics’ success will depend in part on retaining the services of its existing management and key personnel and attracting and retaining new highly qualified personnel. Expertise in the field of cardiovascular medicine, infectious disease and oncology is not generally available in the market, and competition for qualified management and personnel is intense.

United Therapeutics May Not Have Adequate Insurance And May Have Substantial Exposure To Payment Of Product Liability Claims.

     The testing, manufacture, marketing, and sale of human drugs involve product liability risks. Although United Therapeutics currently has product liability insurance covering claims up to $15 million per occurrence, United Therapeutics may not be able to maintain this product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential losses. If claims or losses exceed United Therapeutics’ liability insurance coverage, United Therapeutics may go out of business.

United Therapeutics May Not Have, Or May Have To Share Rights To, Future Inventions Arising From Its License, Assignment and Alliance Agreements And May Lose Potential Profits Or Savings.

     Pursuant to United Therapeutics’ agreements with certain of its business partners, any new inventions or intellectual property that arise from United Therapeutics’ activities will be owned jointly by United Therapeutics and these partners. If United Therapeutics does not have rights to new developments or inventions that arise during the terms of these agreements, or United Therapeutics has to share the rights with others, United Therapeutics will lose the benefit of the new rights which may mean a loss of future profits or savings generated from improved technology.

If United Therapeutics Needs Additional Financing And Cannot Obtain It, Product Development And Sales May Be Limited.

     United Therapeutics may need to spend more money than currently expected because it may need to change its product development plans or product offerings to address difficulties with clinical studies, to prepare for commercial sales or to continue sales of Remodulin. United Therapeutics may not be able to obtain additional funds on commercially reasonable terms or at all. If additional funds are not available, United Therapeutics may be compelled to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require it to relinquish rights to certain products or potential markets.

Risks Related to Owning United Therapeutics’ Common Stock

United Therapeutics’ Stock Price Could Be Volatile And Could Decline.

     The market prices for securities of drug and biotechnology companies are highly volatile, and there are significant price and volume fluctuations in the market that may be unrelated to particular companies’ operating performances. The table below sets forth the high and low closing prices for United Therapeutics’ common stock for the periods indicated:

	High	Low
January 1, 2002 - December 31, 2002	$17.61	$9.10
January 1, 2003 - December 31, 2003	$24.65	$14.70
January 1, 2004 - December 31, 2004	$46.73	$20.51

     United Therapeutics’ stock price could decline suddenly due to the following factors, among others:

•	Quarterly and annual financial and operating results;

•	Failure to meet estimates or expectations of securities analysts or United Therapeutics’ projections;

•	Public concern as to the safety of products developed by United Therapeutics or by others;

•	Changes in or new legislation and regulations affecting reimbursement of Remodulin by Medicare or Medicaid;

•	Announcements by United Therapeutics or others of technological innovations or new products or announcements regarding existing United Therapeutics’ products;

•	Developments in patent or other proprietary rights;

•	Future sales of substantial amounts of common stock by existing United Therapeutics’ stockholders;

•	Results of clinical trials;

•	Future sales of common stock by United Therapeutics’ directors and officers;

•	Failure to maintain approvals to sell Remodulin;

•	Timing and outcome of additional regulatory approvals; and

•	General market conditions.

Future Sales Of Shares May Depress The Stock Price.

     If the stockholders transfer their ownership of United Therapeutics’ common stock or sell a substantial number of shares of common stock in the public market, or investors become concerned that substantial sales might occur, the market price of the common stock could decrease. Each of the four executive officers of United Therapeutics have announced their adoption of 10b5-1 trading plans. In accordance with these plans, the executives sell a specified number of United Therapeutics common stock either owned by them or acquired through the exercise of stock options every month. A decrease in United Therapeutics’ common stock price could make it difficult for United Therapeutics to raise capital by selling stock or to pay for acquisitions using stock. To the extent outstanding options are exercised, new options are granted or additional shares of capital stock are issued, existing stockholders may incur additional dilution.

Provisions Of United Therapeutics’ Certificate Of Incorporation, By-Laws And Rights Plan Could Prevent Or Delay A Change Of Control Or Change In Management That Could Be Beneficial To United Therapeutics And The Public Stockholders.

     Certain provisions of United Therapeutics’ amended and restated certificate of incorporation, amended and restated by-laws and shareholder rights plan may prevent, delay or discourage:

•	A merger, tender offer or proxy contest;

•	The assumption of control by a holder of a large block of United Therapeutics’ securities; and

•	The replacement or removal of current management by United Therapeutics’ stockholders.

     For example, United Therapeutics’ amended and restated certificate of incorporation divides the board of directors into three classes, with members of each class to be elected for staggered three-year terms. This provision may make it more difficult for stockholders to change the majority of directors and may frustrate accumulations of large blocks of common stock by limiting the voting power of such blocks. This may further result in discouraging a change of control or change in current management.

Existing Directors And Executive Officers Of United Therapeutics Own A Substantial Block Of Stock And Might Be Able To Influence The Outcome Of Matters Requiring Stockholder Approval.

     United Therapeutics’ directors and named executive officers beneficially owned approximately 7.2 percent of its outstanding common stock as of January 12, 2005 including stock options that could be exercised by those directors and executive officers within 60 days of that date. United Therapeutics intends to issue additional stock options to directors and named executive officers prior to January 31, 2005, which would increase their beneficial ownership to approximately 10.8 percent. Accordingly, these stockholders as a group might be able to influence the outcome of matters requiring approval by United Therapeutics’ stockholders, including the election of its directors. Such stockholder influence could delay or prevent a change of control of United Therapeutics.

If Stockholders Do Not Receive Dividends, Stockholders Must Rely On Stock Appreciation For Any Return On Their Investment In United Therapeutics.

     United Therapeutics has never declared or paid cash dividends on any of its capital stock. United Therapeutics currently intends to retain its earnings for future growth and therefore does not anticipate paying cash dividends in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The following statements are or may constitute forward-looking statements:

•	statements set forth in this prospectus or statements incorporated by reference from documents United Therapeutics has filed with the Securities and Exchange Commission, including possible or assumed future results of United Therapeutics’ operations, including but not limited to any statements contained in this prospectus or in the documents incorporated by reference concerning:

•	expectations of revenues and profitability;

•	the timing and outcome of clinical studies and regulatory filings;

•	the achievement and maintenance of regulatory approvals;

•	the ability to find alternate sources of supply and manufacturing for United Therapeutics’ products;

•	the existence and activities of competitors;

•	the expectation not to pay dividends on common stock in the foreseeable future;

•	the pricing of Remodulin;

•	the rate of patient consumption of Remodulin;

•	the impacts of price changes and changes in patient consumption of Remodulin on future revenues;

•	the timing, impact, materiality and outcome of under-reimbursement by Medicare;

•	the funding of operations from future revenues;

•	the expectation of continued profits or losses;

•	expectations concerning milestone and royalty payments in 2004 and future years;

•	expectations concerning payments of contractual obligations in all future years;

•	the use of net operating loss carryforwards and business tax credit carryforwards;

•	the completion of in-process research and development projects;

•	the outcome and timing of new and continued regulatory approvals;

•	the expected levels and timing of Remodulin sales;

•	the adequacy of United Therapeutics’ resources to fund operations through 2006;

•	the potential amount of the minimum residual value guarantee to Wachovia;

•	events that could occur upon termination of the Wachovia agreements;

•	estimated amounts of future contractual obligations;

•	the timing and level of spending to construct a laboratory production facility; and

•	the potential impacts of new accounting standards.

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this prospectus that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the factors discussed under “Risk Factors” beginning on page 2.

     You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that United Therapeutics may issue in the future. United Therapeutics does not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

     United Therapeutics will not receive any proceeds from the sale of the shares of common stock by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

     United Therapeutics is registering all shares covered by this prospectus on behalf of the selling stockholders named in the table below. The selling stockholders acquired these shares in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended. In December 2000, a subsidiary of United Therapeutics acquired all of the assets and certain of the liabilities of Medicomp, Inc. and its subsidiary, Telemedical Procedures LLC, pursuant to the terms of an asset purchase agreement. The United Therapeutics subsidiary continued the business of the acquired companies under the Medicomp name, and Medicomp, Inc. subsequently changed its name to Guardian Ventures Company. In connection with the winding down of its business in October 2002, Guardian Ventures Company assigned certain of its rights under the asset purchase agreement to its shareholders. These shareholders comprise the selling stockholders named in the table below.

     In connection with the acquisition, United Therapeutics issued an aggregate of 257,142 shares of its common stock to Medicomp, Inc. The asset purchase agreement provided for 128,571 shares of the 257,142 shares issued to be held in escrow to indemnify United Therapeutics against certain claims in accordance with the terms of the asset purchase agreement. Of these shares, 102,322 were released from escrow on January 15, 2003; the remaining 26,249 shares remain in escrow pending agreement between the Company and the selling stockholders as to the exact number required to be released. The asset purchase agreement also provided for the issuance of additional shares to Medicomp, Inc. in the event the average closing price of United Therapeutics’ common stock over the thirty days prior to December 28, 2003 was less than $70.00 per share, subject to a maximum number of issuable shares. The parties reached agreement as to the exact number of shares to be issued pursuant to this provision, 591,832 shares, on August 10, 2004. These 591,832 shares are the subject of the registration statement of which this prospectus forms a part. Because Guardian Ventures Company had assigned its rights to receive certain of these shares to its shareholders, 149,259 of these shares were issued to Guardian Ventures Company, and the remaining 442,573 shares were issued to the other selling stockholders.

     United Therapeutics has registered the shares to permit the selling stockholders and their pledgees, donees, transferees, distributees or other successors-in-interest, including their affiliates and limited and/or general partners that receive their shares from the selling stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus, to resell the shares when they deem appropriate.

     The following table sets forth the names of the selling stockholders, the number of shares owned by the selling stockholders prior to this offering, the total number of shares offered under this prospectus, and the number of shares of common stock owned by the selling stockholders after this offering is completed. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholders may offer under this prospectus. United Therapeutics does not know how long the selling stockholders will hold the shares before selling them and currently has no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares. The table assumes all shares being offered in this offering are sold to non-affiliates of the selling stockholders.

		Percent		Percent
	Shares	Beneficially	Number	Beneficially	Shares
	Beneficially	Owned Before	of Shares	Owned After	Beneficially
	Owned	Offering	Being	Offering	Owned
Name of Selling Stockholder	Prior to Offering[1]	(if greater than 1%)	Offered	(if greater than 1%)	After Offering
Daniel Balda	43,556		27,457		16,099
Ricardo A. Balda	616,651[2]	2.75%	432,367[2]		184,284
Richard E. Balda	49,543		25,345		24,198
Greg Button	45,780		25,345		20,435
Guardian Ventures Company	118,366		118,366		0
Jay Quarless	26,283		10,562		15,721
Josephus Riffe	42,907		21,121		21,786
Atul Shah	89,844		49,635		40,209

     Since December 2000, Ricardo A. Balda has served as the Chief Executive Officer of Medicomp, Inc., United Therapeutics’ wholly owned subsidiary. From June 2001 to June 2004, Mr. Balda was a director of United Therapeutics. Mr. Balda is also the President, Director and a shareholder of Guardian Ventures Company.

     Daniel Balda has been employed by Medicomp since December 2000, and he has been its Chief Operation Officer since July 2004. Messrs. Button and Shah have been employed by Medicomp since December 2000. Richard E. Balda was employed by Medicomp from December 2000 through August 2004. Jay Quarless was employed by Medicomp from December 2000 through July 2004. Josephus Riffe was employed by Medicomp from December 2000 through December 2003. All of the selling stockholders (other than Guardian Ventures Company) are shareholders of Guardian Ventures Company.

(1)	Based on information provided by the selling stockholders. These share totals include shares underlying options to purchase United Therapeutics common stock, currently exercisable or exercisable within 60 days from January 10, 2005. These options are held as follows: Daniel Balda — 4,500; Ricardo A. Balda — 51,647; Richard E. Balda — 13,491; Greg Button — 10,435; Jay Quarless — 11,660; Josephus Riffe — 12,864; and Atul Shah — 19,242.

(2)	Includes the shares held by Guardian Ventures Company.

PLAN OF DISTRIBUTION

     The common stock offered by this prospectus may be sold from time to time by the selling stockholders and their pledgees, donees, transferees, distributees or other successors-in-interest. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of the sale of common stock covered hereby. The selling stockholders may sell their shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of an exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

•	in privately negotiated transactions.

     In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the selling stockholders may be deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

     In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In addition, broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholder and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

     If the selling stockholders notify United Therapeutics that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, United Therapeutics will file a prospectus supplement if required by Rule 424 under the Securities Act of 1933.

     United Therapeutics has agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

COMMON STOCK

     The holders of United Therapeutics’ common stock are entitled to one vote for each share held of record on all matters submitted to a vote of United Therapeutics’ stockholders. The holders of common stock have no cumulative voting rights with respect to the election of directors or any other matter. Each share of the common stock of United Therapeutics trades with and has attached to it a right to purchase shares of preferred stock. The terms of the rights are set forth in a Rights Agreement dated as of December 17, 2000, between United Therapeutics Corporation and The Bank of New York, as Rights Agent. Each right entitles the holder to purchase from United Therapeutics one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $129.50, subject to adjustment. The rights are currently evidenced by common stock certificates and are not exercisable until the earlier of:

•	the close of business on the tenth business day following the date of public announcement of or the date on which United Therapeutics first has notice or determines that a person or group of affiliated or associated persons has acquired, or has obtained the right to acquire, 15% or more of the outstanding shares of United Therapeutics voting stock without the prior express written consent of the Board of Directors, or

•	The close of business on the tenth business day following the commencement of a tender offer or exchange offer by a person, without the prior written consent of the Board of Directors, which offer, upon consummation would result in such person’s control of 15% or more of United Therapeutics voting stock.

     If not exercised by the holders or earlier redeemed or exchanged by United Therapeutics, the rights will expire on December 29, 2010. The purchase price payable, and the number of shares of Series A preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution by action of the Board of Directors and in circumstances described in the Rights Agreement.

     For more information regarding the rights attached to United Therapeutics common stock, you may refer to the Form 8-K dated December 17, 2000, filed with the Securities and Exchange Commission on December 18, 2000.

LAWYERS

     The validity of the shares of common stock offered hereby will be passed upon for United Therapeutics by Bryan Cave LLP.

EXPERTS

     The consolidated financial statements and schedules of United Therapeutics Corporation at December 31, 2003, and for the year then ended, incorporated by reference herein and in the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements and schedules of United Therapeutics Corporation and subsidiaries, as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s audit report covering the December 31, 2002 financial statements refers to United Therapeutics’ adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

ADDITIONAL INFORMATION

     United Therapeutics has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-3/A under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits and schedule. Certain items are omitted from this prospectus in accordance with the rules and regulations of the Commission. For further information with respect to United Therapeutics and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedule filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. United Therapeutics files reports, proxy statements and other information with the Commission. You may read any materials United Therapeutics has filed with the Commission free of charge at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the Commission. In addition, United Therapeutics makes available free of charge through its Internet site (http://www.unither.com) reports, proxy statements and other information that United Therapeutics files with the Commission.

INFORMATION INCORPORATED BY REFERENCE

     The Commission allows United Therapeutics to “incorporate by reference” into this prospectus the information United Therapeutics provides in documents filed with the Commission, which means that United Therapeutics can disclose important information by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that United Therapeutics later files with the Commission, modifies and replaces this information. United Therapeutics incorporates by reference the following documents United Therapeutics has filed with the Commission:

(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

(2)	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

(3)	Current Reports on Form 8-K filed on January 26, 2004, March 15, 2004, July 6, 2004, November 3, 2004, November 29, 2004, December 17, 2004 and December 29, 2004.

(4)	Description of common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1999 and description of the preferred stock purchase rights (which trade with the common stock) contained in the Registration Statement on Form 8-A filed on January 2, 2001.

     In addition, all documents filed by United Therapeutics with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those made pursuant to Item 2.02 or Item 7.01 of Form 8-K) after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents.

     You may get copies of any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing or calling the Director of Employee and Shareholder Relations, United Therapeutics Corporation, 1110 Spring Street, Silver Spring, Maryland 20910, telephone (301) 608-9292.

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

591,832 Shares of Common Stock

Prospectus

January __, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

     The following table sets forth all expenses payable by the Registrant in connection with the registration of the common stock.

Registration fee	$2,287.00
Nasdaq listing fee	5,919.00
Legal fees and expenses	20,000.00	*
Accounting fees and expenses	10,000.00	*

Total	$38,206.00	*

*	Estimated

Item 15. Indemnification Of Directors And Officers.

     As permitted by Delaware law, the Registrant’s Amended and Restated Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of duty of loyalty to United Therapeutics or to its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

     The Registrant’s Amended and Restated Certificate of Incorporation further provides that the Registrant must indemnify its directors and executive officers and may indemnify its other officers and employees and agents to the fullest extent permitted by Delaware law. The Registrant believes that indemnification under its Amended and Restated Certificate of Incorporation covers negligence and gross negligence on the part of indemnified parties.

     The Registrant has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require the Registrant to indemnify such directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person’s services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

     (a) The following is a list of exhibits filed as a part of this registration statement.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant, incorporated by reference to Exhibit of the Registrant’s Registration Statement on Form S-1 (Registration No. 333-76409).

3.2	Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-1 (Registration No. 333-76409).

Exhibit No.	Description
4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Registration Rights Agreement, dated as of October 30, 1998, by and among the Registrant, Merrill Lynch KECALP L.P. 1997, and Merrill Lynch KECALP International L.P. 1997, incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-1 (Registration No. 333-76409).

4.3	Form of Common Stock Purchase Agreement, executed as of March 1998, by and between the Registrant and each of Community Investment Partners III L.P., LLLP, Mary Ellen and Raul Evelio Perez, Trustees of the Mary Ellen Perez revocable trust dated October 28, 1993, Edward D. Jones & Co., Oakwood Investors I, L.L.C. and James L. Nouss, Jr., incorporated by reference to Exhibit 4.3 of the Registrant’s Registration Statement on form S-1 (Registration No. 333-76409).

4.4	Warrant to purchase shares of United Therapeutics common stock, issued on November 2, 1998 to Cortech, Inc., incorporated by reference to Exhibit 4.4 of the Registrant’s Registration Statement on form S-1 (Registration No. 333-76409).

4.5	Stock Option Grant to purchase shares of United Therapeutics’ common stock, issued on September 16, 1998, to Toray Industries, Inc., incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement on form S-1 (Registration No. 333-76409).

4.6	Registration Rights Agreement, dated as of October 7, 1999, by and among the Registrant and Robert M. Moriarty, Ph.D., Raju Penmasta, Ph.D., Liang Guo, Ph.D., George W. Davis, Esq. and David Moriarty, incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q for the period ended September 30, 1999.

4.7	Form of Purchase Agreement dated as of December 22, 1999, incorporated by reference to Exhibit 4.6 of the Registrant’s Registration Statement on form S-1 (Registration No. 333-93853).

4.8	Registration Rights Agreement, dated as of June 27, 2000 by and between the Registrant and Toray Industries, Inc., incorporated by reference to Exhibit 4.7 of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-40598).

4.9	Stock Option Grant issued on June 27, 2000 to Toray Industries, Inc., incorporated by reference to Exhibit 4.8 of the Registrant’s Registration Statement on Form S-3 (Registration No. 333-40598).

4.10	Form of Stock Purchase Agreement dated July 13, 2000 incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed July 14, 2000.

4.11	Registration Rights Agreement, dated as of December 15, 2000 by and between the Registrant and Cooke Pharma, Inc., incorporated by reference to Exhibit 2.2 of the Registrant’s Form 8-K/A dated December 15, 2000.

4.12	Escrow Agreement, dated as of December 15, 2000 among Registrant, UP Subsidiary Corporation, Cooke Pharma, Inc., and Mahon, Patusky, Rothblatt & Fisher, Chartered, as escrow agent, incorporated by reference to Exhibit 2.3 of the Registrant’s Form 8-K/A dated December 15, 2000.

Exhibit No.	Description
4.13	Registration Rights Agreement, dated as of December 28, 2000 by and between the Registrant and Medicomp, Inc., incorporated by reference to Exhibit 2.2 of the Registrant’s Form 8-K/A dated December 28, 2000.

4.14	Escrow Agreement, dated as of December 28, 2000 among Registrant, UTSC Sub Acquisition, Inc., Medicomp, Inc., Mahon, Patusky, Rothblatt & Fisher, Chartered, as escrow agent, and Chicago Title, as successor escrow agent, incorporated by reference to Exhibit 2.3 of the Registrant’s Form 8-K/A dated December 28, 2000.

4.15	Rights Agreement, dated as of December 17, 2000 between Registrant and The Bank of New York, as Rights Agent, incorporated by reference to Exhibit 4 of Registrant’s Form 8-K dated December 17, 2000.

*5	Opinion of Bryan Cave LLP.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

*23.3	Consent of Bryan Cave LLP. Reference is made to Exhibit 5.

*24	Power of Attorney (included on signature page).

* Previously filed.

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification is against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Silver Spring, County of Montgomery, State of Maryland on the 12th day of January, 2005.

UNITED THERAPEUTICS CORPORATION

By: /s/ Martine A. Rothblatt

Martine A. Rothblatt
Chairman of the Board and Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed below by the following persons in the capacities and on the dates stated.

Signatures	Title	Date
/s/ MARTINE A. ROTHBLATT Martine A. Rothblatt	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 12, 2005.
/s/ FRED T. HADEED* Roger A. Jeffs	President, Chief Operating Officer and Director	January 12, 2005.
/s/ FRED T. HADEED Fred T. Hadeed	Executive Vice President for Business Development and Chief Financial Officer (Principal Accounting Officer)	January 12, 2005.
/s/ FRED T. HADEED* Raymond Dwek	Director	January 12, 2005.
/s/ FRED T. HADEED* R. Paul Gray	Director	January 12, 2005.

Signatures	Title	Date
/s/ FRED T. HADEED* Raymond Kurzweil	Director	January 12, 2005
/s/ FRED T. HADEED* Christopher Causey	Director	January 12, 2005
/s/ FRED T. HADEED* Christopher Patusky	Director	January 12, 2005
/s/ FRED T. HADEED* Louis W. Sullivan	Director	January 12, 2005

*	Pursuant to Power of Attorney.

UNITED THERAPEUTICS CORPORATION

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.